Exhibit 99.1

Valens Semiconductor’s VA7000 Chipsets Enable the Market’s First MIPI A-PHY Platform for Embedded Vision by D3 Embedded

Product suite, including Nvidia processors and Sony sensors, are available for sale on the D3 Embedded website.

HOD HASHARON, Israel July 15, 2025 – Valens Semiconductor (NYSE: VLN) announced that its chipsets are the keystone connectivity solution for a comprehensive camera-to-processor MIPI A-PHY platform offered by D3 Embedded. The platform brings to market the first product-ready solution for implementing the high-performance A-PHY connectivity standard in embedded vision systems. The A-PHY platform offers D3’s customers a series of unique benefits, including unparalleled EMI resilience, longer link distances, and the ability to operate over simple, low-cost cabling.

“D3 Embedded’s comprehensive camera-to-processor platform is a practical, ready-to-deploy solution that significantly lowers the barrier to entry for companies looking to adopt A-PHY in their embedded vision systems,” said Gili Friedman, Head of the Cross-Industry Business Unit at Valens Semiconductor. “Valens sees significant demand for MIPI A-PHY in this market, and we look forward to seeing how this collaboration between our companies will lead to broad adoption of A-PHY, changing the way embedded vision and AI systems are deployed across industries.”

“A-PHY’s ability to deliver high-speed data over long distances with exceptional electromagnetic compatibility is a game-changer for the industry,” said Scott Reardon, CEO of D3 Embedded. “Investing in this technology was crucial because it addresses the key challenges our customers face - reliable connectivity in harsh environments and simplified system design, including the industry’s first ever use of Unshielded Twisted Pair (UTP) channels for multi-gig use cases. By building this platform around MIPI A-PHY and partnering with Valens Semiconductor, we’re giving developers a powerful, flexible toolset to accelerate innovation in embedded vision.”

On the compute side of the platform, D3 Embedded is offering an NVIDIA® Jetson Orin™ processor (NX or Nano) and 8 A-PHY input ports. The platform has an option for an industrial, fanless enclosure, while each port operates at 8Gbps (7.2Gbps net). On the camera side, D3 Embedded is offering six A-PHY DesignCore® Discovery Series SKUs, all based on the Sony ISX031 sensor. Each camera is offered with an option for a ruggedized IP69K enclosure for the highest level of protection against dust, liquid, and chemicals. The IP69K camera features a removable, anti-reflective coated, and scratch-resistant lens cover for use in harsh environments. D3 Embedded can also develop custom cameras based on other sensors upon customer request. Explore D3 Embedded’s A-PHY camera offerings here: https://www.d3embedded.com/product-category/camera-modules/?fwp_interface=mipi-a-phy

The MIPI A-PHY standard delivers outstanding Electromagnetic Compatibility (EMC) performance, ensuring reliable data transmission even in electrically noisy industrial environments. In addition, chipsets based on A-PHY technology enable high-speed data transmission over long cables - up to 30 meters and beyond - without degrading signal quality. These chips also support multi-gig connectivity over both Unshielded Twisted Pair (UTP) and micro-coaxial cabling, giving system designers the flexibility to balance cost, weight, and mechanical requirements according to their specific application needs. Finally, chipsets based on A-PHY offer built-in advanced diagnostics for link monitoring and preventive maintenance, ensuring 24/7 system operation. These advantages make A-PHY-based chipsets ideal for a wide range of applications, including robotics/AMR, industrial vehicles, industrial automation, and medical imaging, where long-reach, high-performance, and cost-effective connectivity is essential.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

About D3 Embedded

D3 Embedded is a U.S.-based company that develops end-to-end solutions integrating sensors, connectivity, embedded processing and AI to deliver advanced perception for performance-critical applications. Using its proven DesignCore® product platforms and stage-gate development process, D3 Embedded helps its customers minimize the cost, schedule, and technical risks of product development for performance-critical applications. D3 Embedded is an Elite member of the NVIDIA Partner Network, an Intel Gold Partner, and a premium member of Texas Instruments’ third-party network. The company holds expertise in autonomous machines and robotics, electrification, sensing, imaging and optics, edge computing and detection algorithms. To support its products and services, the company offers ODM customization of hardware and software, validation testing and in-house manufacturing services. Learn more at www.D3Embedded.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our five-year plan, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; global political and economic uncertainty, including with respect to China-Taiwan relations; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 26, 2025 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Hadley McKinnon

Senior Account Executive

Fusion PR

hadley.mckinnon@fusionpr.com

Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com

3